

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 28, 2010

Mr. David Reichman
Chairman of the Board, CEO and CFO
Tree Top Industries, Inc.
511 Sixth Avenue, Suite 800
New York, NY 10011

> **Re:** **Tree Top Industries, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed August 30, 2010**
> **File No. 000-10210**

Dear Mr. Reichman:

We have reviewed your amended filing and response letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 13. Certain Relationships and Related Transactions, page 41

1.   We note the disclosure that you have added to this section in response to prior comment 6 from our letter dated August 10, 2010 and prior comment 16 from our letter dated June 3, 2010. Your amended Form 10-K discloses the aggregate amount of the loans due to Mr. Reichman and Mrs. Griffin as of December 31, 2009, but it does not disclose the amount of the loans due to each of these related parties (as opposed to in the aggregate) as of the latest practicable date, as requested by our prior comments and called for by Item 404(a)(3)-(5) of Regulation S-K. We note further that your revised disclosure does not specify the largest amount of each related-party loan outstanding during the period for which disclosure is provided, nor does it address the amount of principal, if any, repaid by the company during the period. Refer to Item 404(a)(5). In your next response letter, please provide this information, and confirm that you will provide conforming disclosure where required in future filings.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray at (202) 551-3483 or me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief